Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    July    2003



                         PINE VALLEY MINING CORPORATION
_______________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
_______________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                          Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________



PINE VALLEY MINING CORPORATION
WITHDRAWAL OF PROPOSED 1:7 SHARE CONSOLIDATION

VANCOUVER, BRITISH COLUMBIA, July 15, 2003 - Pine Valley Mining
Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "PVM") announces that it has withdrawn it intention to propose at the shareholder's meeting scheduled for August 12, 2003 a seven for one share consolidation of the share capital and subsequent increase in the authorized capital of the Company. Therefore, the Company's issued and outstanding shares will remain at 38,229,519 and the authorized share capital will remain at 100,000,000 shares.

The Board had originally intended the share consolidation proposal as a means to enable the Company's shares to become more easily accessible to a wider investor base, particularly in the United States. However, shareholder response to the announcement has been consistently negative and, in recognition of this fact, the Board has concluded that the share consolidation is not in the best interests of shareholders at this time.

Neither the original decision to consolidate the Company's shares nor the subsequent withdrawal of the proposal were expected to have any material bearing on the Company's financing plans for the development of Willow Creek Coal Project. The Company will continue to aggressively pursue its stated plan to finance the Willow Creek Coal Project development as soon as possible.

PINE VALLEY MINING CORPORATION

"Richard Palmer"
Richard Palmer
Chief Executive Officer
###
Contacts:
Richard Palmer                         Mark Fields
Chief Executive Officer                President
011- 614-3947-3742                    (604) 682-4678
or within Australia 0439-473-742       Vancouver, British Columbia, Canada
Sydney, Australia                      markfields@radiant.net
rpalmer@AOL7.com.au

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 25, 2002 and the Company's Annual Information Form dated January 24, 2003.

PINE VALLEY MINING CORPORATION

Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                            Pine Valley Mining Corporation

Date:     July 15, 2003                    " Richard Palmer "
                                            Chief Executive Officer